April 29, 2023

QuadVantage Technology, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**) is being furnished by QuadVantage Technology, Inc., a Delaware corporation ("**Quadvantage**". the "**Company**" "**we**", "**us**", or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC")

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.quadvantageinc.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C- AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C- AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

QuadVantage Technology, Inc.

By: ___/s/Thomas Gutierrez_____
Thomas Gutierrez, President,
Chief Executive Officer (PEO) and
Chief Financial Officer (PFO)

Date: April 30, 2023

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

By: ___/s/ Thomas Gutierrez_____
Thomas Gutierrez, Director

Date: April 30, 2023

By: ___/s/Paul L. Burroughs, III_____
Paul L. Burroughs, III, Director

Date: April 30, 2023

The date of this Form C-AR is April 29, 2023

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should carefully read this entire Form C-AR, including the Exhibits and the matters discussed under the section titled "Risk Factors."

The Company

QuadVantage Technology, Inc. is a Delaware corporation, organized on October 2, 2018.

The Company is located at 6325 Falls of Neuse Rd., Suite 35-122, Raleigh, NC 27615, United States of America.

The Company's website is www.quadvantage.com. The information available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The risk factors set forth below are not intended to be all encompassing. Investors should review all forward looking statements contained herein with the understanding that they are not guarantees of future performance and only represent the Company's current view of future events. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate", "estimate", "expect", "project", "plan", "intend", "believe", "may", "should", "can have", "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

Risks Related to the Company's Business and Industry

Expectation of Future Losses; Early Stage Company. The Company was organized in the State of Delaware on October 2, 2018, and is an early stage company. As such, the Company is subject to all of the risks associated with such business enterprises. Since its establishment in 2018, The Company has operated as a development company focused on R&D and testing of its products, establishment of a supply chain and validation of product quality and function. The Company does not expect to start generating meaningful revenue until mid-2023, has posted net losses since its inception and is projecting that net operating losses will continue at least into 2024 and potentially beyond. The Company's ability to generate revenues and profits will depend on the successful completion of remaining development, testing and quality systems tasks that are underway such that it can start marketing of its current and planned future products. Failure of any of these conditions would adversely affect the Company's financial condition and results of operation.

Need for Additional Funding; Use of Funding; Strategic Business Initiatives. The Company may require substantial additional working capital to support its product development, commercialization, marketing, royalty obligations and other activities. The Company may seek additional funding through collaborative arrangements with strategic partners and/or additional public or private financing, including equity financings. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights than those of the CF holders over the financial resources of the Company. If additional funds are raised by issuing equity securities, further dilution to existing stockholders will result. The Company can provide no assurance that additional funding will be available when needed, if at all, or that the Company will be able to secure such funding or, if secured, that it will be on favorable terms. If adequate funds are not available or are not available when needed or on acceptable terms, the Company may be unable to continue the development of its product candidates, which may force the Company to delay or scale back its development and activities or cease operations. The Company may allocate the net proceeds from future fundraising activities in ways that stockholders may not approve. In addition, while the Company presently has no agreements or understandings, the Company expects from time to time that it will continue to consider strategic initiatives to develop the Company's business which may include, without limitation, seeking a collaborator or acquirer or out-licensing of the Company's products or technologies, and there can be no assurance that the Company will be successful in those efforts, or that any such events will occur at such times as it currently expects, or at all.

Reliance on Founder and CEO to Provide Short Term Funding. The Company has only 2 employees (the CEO/CFO and Chief Accounting Officer) who are currently deferring cash compensation. Other than debt service, which is currently below $6,000 per month and is expected to increase by approximately $4,000 in May as interest only payments under its commercial loan commence. The Company has no other significant fixed costs. While the current cash burn-rate is relatively small, continued operations and progress towards commercialization of its products is dependent on the continued financial support in the form of commercial loans (such as the one it has entered into with First Horizon Bank) and other cash loans, primarily provided by its founder (Paul L. Burroughs, III) and its CEO (Tom Gutierrez).

Commercial Loan. The Company has a $500,000 commercial loan with First Horizon Bank. All assets of the Company are pledged as loan collateral. The Company is prohibited from paying dividends to any of its stockholders without the consent of First Horizon Bank and under certain circumstances will incur penalties if it attempts to prepay this loan. The Company will be required to begin making interest payments on the loan in May 2023 and monthly installment payments of principal and interest for 48 months beginning a year later. To meet these monthly payment obligations, the Company will need to begin to earn significant revenue or retain sufficient funds from the amounts borrowed. In the event the Company does not meet its payment obligations, the bank has the right to put the Company in default, accelerate the amounts due under the loan, take possession of the collateral and undertake a sale of the Company (in addition to other rights that are triggered by an event of default).

Reliance on Key Suppliers to Provide Credit. The Company has also been able to mitigate its short term cash needs and significantly lower its cash burn rate by relying on its key R&D and manufacturing suppliers, some of whom are investors in the Company, to provide extended credit for the services they provide. This debt is reflected in the Company's Accounts Payable (AP) balances. Continued operations and progress towards commercialization of our products is dependent, until additional funds are raised, on our suppliers continuing to provide this type of credit. In addition, we could (but are not obligated to) agree to convert some or all of these outstanding liabilities to capital stock of the Company, which would have a dilutive impact on investors' ownership of the Company.

Protection of Proprietary Technology; Licensing Risks and Uncertainties. The Company's success will depend in part on its ability to obtain (through licensing or otherwise) and enforce patent and other proprietary rights on the products it is developing and intends to develop and its ability to operate without infringing upon the intellectual property rights of others. In general, the patent and other proprietary rights positions on which medical device companies rely involve complex legal, scientific and factual questions, which can be highly uncertain and costly to defend.

The Company's business depends on exclusive rights to patents which were licensed to the Company on November 8, 2018, pursuant to a license agreement (the **"License Agreement"**) between the Company and Quadvantage, LLC, a North Carolina limited liability company ("**Licensor**") controlled by Paul L. Burroughs, III, our founder and Chairman of the Board. Mr. Burroughs owns approximately 62% of the voting shares of the Licensor. The license agreement requires, among other things, that the Company fulfills its obligation to make certain royalty payments equal to 5% of net sales as defined in the agreement. In addition, in the case of an acquisition of the Company, Licensor will be entitled to 5% of the net proceeds from said acquisition (which would be required to be paid prior to any distribution to stockholders). The Company's obligation to pay royalties would terminate once the acquisition payment is made and the acquirer would own all of the licensed patents royalty free. For the avoidance of doubt, Quadvantage, LLC is a separate and independent company from QuadVantage Technology, Inc.

With respect to the Company's trade secrets, the Company makes no representation and there can be no assurance that patent or other proprietary rights underlying such rights will be enforceable or maintainable or will provide substantial protection from competition or be of commercial benefit to the Company or that the Company's products based on such rights will not infringe another party's intellectual property. The Company believes that its success, in large part, will depend upon its ability to protect the proprietary technology that it has licensed or may license or develop. Other companies may have or develop similar or superior technologies and products that may not be covered by the Company's intellectual property rights, attempt to duplicate the Company's technologies, or design around the Company's technologies. The Company can make no assurances that it would be able to absorb the financial burden required to defend itself against any infringement suits that may be brought against it alleging infringement by the Company of another's intellectual property rights, or that it would have the financial resources to bring suits against third parties who may infringe upon the Company's intellectual property rights. Further, the Company may be subject to claims that it has wrongfully hired an employee from a competitor or that the Company's employees have wrongfully used or disclosed alleged confidential information or trade secrets of third parties which, if asserted, could present a cost of defense that the Company may not be able to absorb.

Competition. Although the Company believes that the products it is developing will possess competitive advantages, the market in which the Company's products will compete is rapidly developing and highly competitive – this environment will likely continue in the future. Many of the Company's potential competitors have substantially greater financial, research and development, marketing and other resources than the Company. Because of changes that may occur in the industry, no assurances can be made that competitors will not develop products and services with similar capabilities at a lower cost that will compete successfully with the Company.

Lack of Sales and Market Recognition. The Company's ability to finance its operations and to achieve profitability will depend, in part, on the Company's ability to introduce and successfully market its products. Market acceptance and recognition generally require substantial time and effort. While the Company believes that reasonable market penetration will provide market recognition, management makes no assurances that the market will be penetrated as planned or, if it is, that the level of penetration will be successful in helping the Company realize a competitive advantage over others who are in the market or may enter the market.

Lack of Profits. The Company currently is not and has never been profitable. While the Company has developed a plan that projects potential returns to its investors, management makes no assurances that this financial objective will be achieved, or that it will be achieved at the level or in the period that management currently projects.

Need to Attract and Retain Key Employees. The Company is highly dependent upon the services of its current officers, the loss of whose services could substantially impede the achievement of the Company's business objectives. The recruitment and retention of additional qualified personnel will be critical to the Company's success. The Company will face competition for qualified employees from numerous industry sources and there can be no assurance that it will be able to attract and retain qualified personnel on acceptable terms.

Dependence on Scale Up and Management of Growth. The Company's success will depend on the expansion of its operations and the management of these expanded operations. Failure to achieve any of these goals could have a material adverse effect on the Company's business, financial condition or results of operations.

Reliance Primarily on a Single Market Application. The Company's revenue projections and current business and financial plans are based in large part on the assumption that the Company will be able to further commercialize and scale up its lead product candidate, a minimally invasive Quadriceps Autograft System for reconstructive ACL surgery, successfully and in a timely manner. If the Company is not successful or is significantly delayed in further commercialization and scaling up of its minimally invasive Quadriceps Autograft System as planned, the Company would be forced to rely on the further development of other related product candidates that are in an early stage of development and would require significant investment and time to commercialize. The development of these other product candidates may not occur quickly enough to sustain the Company's operations or could at any time be unsuccessful or otherwise adversely affected by lack of safety, efficacy or other development failures. This could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Doctors' Willingness to Change. Doctors will need to adopt a new methodology if they are to take advantage of the Company's products. There is no guarantee that doctors will choose to begin using the QuadVantage procedure and instruments instead of continuing with the techniques that they already know.

Government Regulations. All aspects of the Company and its products are subject to extensive and rigorous regulation promulgated by agencies at both the federal and state levels. Such agencies and the regulations and statutes promulgated thereunder govern, among other things, the development, testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of the Company's anticipated products. Product development and approval within this regulatory framework requires a number of years and involves the expenditure of substantial resources. While the Company believes it will meet all known regulations, sterilization and package integrity testing which is required by the FDA prior to commercialization of Type I Medical devices has not yet been completed by the Company. It is expected that the remaining tests will take approximately 6 months to complete.

Manufacturing and marketing of the products intended to be developed by the Company and its collaborators are subject to extensive regulation by numerous governmental authorities in the U.S. and other countries. In particular, other countries have their own FDA-like entities whose requirements the Company must meet before selling products in jurisdictions outside the U.S.

Federal, state and local governments have extensive enforcement powers over the activities of manufacturers and sellers of medical products, including the authority to withdraw product approvals, the taking of actions to seize and prohibit the sale of unapproved or non-complying products, the halting of manufacturing operations, the imposition of civil monetary penalties and the seeking of criminal penalties.

The Company cannot determine what effect changes in regulations or legal interpretations, if and when promulgated, may have on its business in the future. Changes could, among other things, require expanded or different labeling, the recall or discontinuance of certain products, additional record keeping and expanded documentation of the properties of certain products and additional testing. Such changes or new legislation could have a material adverse effect on the Company.

Data Security. Interruptions and breaches of the Company's computer and communications systems and those of the Company's vendors, including computer viruses, "hacking" and "cyber-attacks," could impair the Company's ability to conduct business and communicate internally and with its customers, or result in the theft of trade secrets or other misappropriation of assets, or otherwise compromise privacy of sensitive information belonging to the Company, its customers or other business partners.

Availability of Information. The Company is not currently subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"). Therefore, Investors may not have access to information to which they would have access if the investment were made in a publicly held company whose offering was issued under the Exchange Act, and who is subject to the reporting regulations provided by the Exchange Act.

Financial Controls. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Absence of Dividends. The Company has never paid dividends and its ability to pay the mandatory dividends to its Class CF Preferred Shareholders or others will depend on the Company's transition to cash positive performance.

Related Party Transactions and Information. There are a significant number of related party transactions and material transactions that Investors should make themselves aware of. Refer to the disclosures that cover Related Party Transactions included in this Form C-AR.

Projections. The financial and related projections included herein were prepared by the management of the Company and are based upon certain assumptions regarding future events. As the assumptions relate to events which may occur in the future and over which management will have little or no control, there can be no assurance that the assumptions by management will occur. If the assumptions made by management do not occur, the Company may not achieve the projected events or financial performance. Accordingly, these projections should not be interpreted as a guarantee of any kind that the Company will achieve an exit or any projected exit values, or any revenues, expenses, profits and results as stated in the projections. Actual results for any period may be substantially less attractive for the Company than the projections indicate.

Supply Chain Disruptions. The Company relies on supply chains that are complex and subject to disruption, which may adversely affect sourcing, supply and pricing of materials used in the Company's products.

Product Liability and Recall. There are potential product liability risks inherent in the Medical Device industry in the testing, manufacturing, marketing and sale of medical devices and products, and the Company faces inherent risks of product liability as a result. The Company, in the normal course of business, may be subject to substantial claims and liabilities by persons alleging injuries resulting from the use of products developed by the Company. While the Company intends to take, and will continue to take, what it believes are appropriate precautions, there can be no assurance that it will avoid significant liability exposure. The Company intends to maintain general comprehensive and product liability insurance, but there can be no assurance that the coverage limits will be adequate. Such insurance is expensive and may not be available in the future on acceptable terms (if at all). A successful claim brought against the Company in excess of its coverage limits could have a material adverse effect upon the Company. If the Company cannot successfully defend itself against any such liability claims, it may incur substantial liabilities, and even a successful defense would require significant financial and management resources.

Health Care Reform. In recent years the health care industry has undergone, and continues to undergo, fundamental changes that are the result of political, economic and regulatory influences. In the United States, comprehensive programs have been proposed that seek to control the escalation of health care expenditures within the economy. Reforms that have been and may be considered include controls on health care spending through limitations on the increase in private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups and fundamental changes to the health care delivery system. The Company anticipates that Congress and state legislatures will continue to review and assess cost containment measures, alternative health care delivery systems and methods of payment, and public debate of these issues will likely continue. Due to uncertainties regarding the outcome of health care reform initiatives and their enactment and implementation, the Company cannot predict what reforms will be proposed or adopted or the effect such proposal or adoption may have on the Company. There can be no assurance that future health care legislation or other changes in the administration or interpretation of government health care or third-party reimbursement programs will not have a material adverse effect on the Company's business, financial condition and results of operations.

Product Reliability, Safety and Effectiveness. Concerns about the quality of products and services the Company is providing can be raised in a subjective manner. The Company expects to develop tools and systems for metric-based measurements of quality and value, but we could be subject to investigations, private claims and lawsuits that could result in declining sales and reputational damage. These circumstances can also result in damage to brand image, brand equity and consumer trust in the Company's products.

Risks Associated with Defaults by Banking Institutions. The failures of certain regional banks in the U.S. have highlighted risks for depositors. The Company did not have banking relationships with Silicon Valley Bank or Signature Bank, but it does have a commercial loan with First Horizon Bank, which recently announced a delay in the closing of its proposed acquisition by Toronto-Dominion Bank. The Company is exposed to credit risk on its cash and cash equivalents in the event of default by the financial institutions with whom it banks to the extent account balances exceed the amount insured by the FDIC, which is $250,000. The federal government agreed to protect deposits above this amount held at Silicon Valley Bank and Signature Bank, but there can be no assurance that it would do the same should another banking institution fail. At December 31, 2022 and December 31, 2021, respectively, the Company did not have any cash deposits with any financial institution in excess of the insured FDIC limit. Disruption in the availability of cash deposits or access to credit that could arise as a result of these uncertainties in the banking system could also have a material adverse effect on our ability to operate our business.

Risks Related to COVID-19

The Company's results of operations may be negatively impacted by the coronavirus outbreak. The continued spread of COVID-19 has led to severe disruption and volatility in the global capital markets, which could increase the Company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the Company's business, results of operations, or financial condition. The extent to which COVID-19 affects the Company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity, global and U.S. supply chain and the world economy, and the Company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the Company's business. The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the financial condition of the Company. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the Company's operations, if those employees of the Company who cannot perform their duties from home are unable to report to work.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

BUSINESS

Description of the Business

QuadVantage Technology, Inc., incorporated in Delaware on October 2, 2018, develops surgical solutions, procedures, instruments and implants that make ACL reconstruction surgery easier to perform and deliver better results in cases where a Quadriceps graft is used as the replacement tendon. The Company's Quadriceps Autograft System equips surgeons with technology that provides a reliable surgical solution that enables a less painful, stronger, less likely to fail, cosmetically superior ACL reconstruction procedure for patients at any age.

The QuadVantage Quadriceps Autograft System makes harvesting of the Quadriceps tendon, which is believed to be superior to other traditional alternatives, possible without adding complexity, requiring increased skill or adding significant cost. The instrumentation the Company provides, coupled with its patented procedures, improves results, minimizes the trauma associated with ACL reconstruction surgery, lowers surgical complexity, reduces the need for narcotics to ease pain and shortens recovery times – a New Gold Standard.

Business Plan:

ACL Injuries and Problems with Mainstream Reconstruction Methods

An ACL injury is a tear or sprain of the anterior cruciate ligament (ACL). The ACL ligament is one of the major ligaments in your knee. As society, at all ages, moves to more active lifestyles and participation in sports increases, the incidence of ACL injuries - and the need for better repair solutions - continues to climb. According to data from Transparency Market Research 2021, over 900,000 ACL reconstruction surgeries are expected to be performed in North America and Europe in 2023.

Mainstream ACL reconstruction techniques use Patellar, Hamstring or Allograft (cadaver) tendon grafts as replacements for the ruptured ACL tendon. In some cases, a bone fragment ("plug") is carved out of the kneecap and remains attached to one end of the soft tissue graft that is to be used as the replacement tendon.



While Patellar and Hamstring tendon grafts currently represent the majority of the ACL reconstruction "market", key issues continue to plague patients that undergo these surgeries.

The most common issues relate to short and long term pain, the use of narcotics to manage pain, graft strength/ risk of failure, length of rehabilitation and aesthetics (scarring).

Published studies continue to show that the Quadriceps tendon provides significant advantages to Patellar, Hamstring and Cadaver tendons currently used in ACL reconstruction. The Quadriceps tendon has higher tensile strength and has been shown to have a lower risk of failure. In addition, the Quadriceps tendon regenerates over time.

The Company believes that the surgical complexity associated with harvesting the Quadriceps tendon has prevented it from becoming a widely performed procedure in spite of its obvious benefits. Use of the Quadriceps tendon in ACL reconstruction surgery has generally remained the purview of high end specialists who perform the procedure by hand. However, as the evidence grows, the Company believes, based on feedback it has received from surgeons, that the market is predisposed to adopt the Quad tendon solution – QuadVantage addresses the complexity issue by providing surgeons with a reliable method and set of instrumentation that limits the amount of guesswork and manually guided (specialist) steps the surgeon has to take.

The Company's Products

The QuadVantage solution includes a minimally invasive procedure, protected by patents granted in the U.S., and a set of patented (refer to Intellectual Property section of this Form C-AR) re-usable instruments that facilitate harvesting a Quadriceps tendon graft, with or without a patellar bone segment ("bone plug"). The reusable instruments are intended for multiple years of use and currently include:

1. A set of EZ Bone Saw Guides: Used to ensure an accurately measured, consistently shaped bone plug as required for each case. Devices provide measurement support for 8mm, 9mm, 10mm and 11mm bone plugs and take the guesswork out of positioning, sizing, shaping and harvesting a bone plug from the knee cap. Typically, sizing and shaping of the bone plug is done without the benefit of a guide – which can lead to too small, too large or misshapen bone plugs.



2. A re-usable, variable width, double scalpel – the VariBlade™ - used to initiate harvesting of the Quadriceps tendon and to pre-shape the width of the graft along its intended length. If done by hand, it is very difficult to maintain parallel edges along the full length of the graft and sections of the graft may be too narrow or too wide. This device uses standard scalpels (not shown) available in any surgery center..



3. A re-usable COBRA^{TM} Graft Harvester: Used to carve a section of the Quadriceps tendon from the upper leg without the need for an additional incision once the bone plug has been harvested and the work to pre-shape the width of the graft has been completed. The Graft Harvesting Knife utilizes different sizes of disposable blades, provided by QuadVantage, that allow customization of the size of the graft to the patients' needs.



4. A re-usable QuadSabre^{TM} Graft Extractor: used to sever the graft from the Quadriceps, at the far end (away from the kneecap/ under the skin), without the need for an additional incision. The device ensures a clean square cut that maximizes the length of the graft.



In addition to the instruments shown above, the Company sells proprietary disposable surgical blades that mate with the re-usable instruments. (Not all blades shown)



Competition

We believe that there are currently no other competitors in the market that provide the type of comprehensive solution that QuadVantage will offer for harvesting of the Quadriceps tendon for ACL reconstruction. In addition, the Company expects that the cost per case of its full Quadriceps surgical solution will be the lowest in the industry.

We are also developing a fixation device (used to secure the graft into position inside the knee joint) that we expect will further differentiate the Company's ACL reconstruction product line. The Company expects the new fixation device to provide significant advantages over devices currently on the market that are used in applications where traditional bone plug / screw solutions do not work. The fixation product line is in the early stages of development and testing and is not expected to be available to market until late 2024 (assuming development and testing proceed on target). In order to protect the Company's competitive advantage while this fixation device's patent protection is pending, details provided herein are limited for competitive reasons.

Intellectual Property

Our product(s) and surgical methods have been proven in over 100 clinical cases performed under the supervision of our founder, Dr. Burroughs, and his team. The results have been excellent. Our fifth generation of products, enhanced at each stage to incorporate learnings from actual cases and feedback from unaffiliated surgeons, is in production. A strong intellectual property portfolio has been built. The patents, which cover both the design and utility of the instruments include method patents that, we believe, will make copying difficult.

Governmental/Regulatory Approval and Compliance

QuadVantage instruments are classified as Class 1 Medical Devices. As shown in the table below, we are required to register our products with the FDA and must meet the FDA's quality and manufacturing requirements. Our products are not subject to pre-market notification or FDA pre-approval prior to launch. Post launch, the Company is subject to on-going FDA audits to ensure compliance with the quality, testing and manufacturing requirements imposed by the agency.

Class-1	Class-2	Class-3
No FDA pre-approval needed. Must register device & company on FDA website. Must complete safety testing as prescribed by the FDA and have an adequate Quality system in place. Subject to on-going FDA audits post launch.	**FDA clearance required.** Typically via 510(K) Premarket notification submission. Subject to on-going FDA audits post launch.	**FDA approval required.** Typically via Premarket (PMA) approval process. Subject to on-going FDA audits post launch.

The FDA requires device testing to be in place (on a self-policing basis, subject to FDA audit) to ensure manufacturing processes and materials do not cause irritation or sensitization issues. Since our instruments are 100% surgical grade stainless steel (passivated in manufacturing), we believe they do not require additional bio-compatibility testing. We do, however, have to justify forgoing the biocompatibility testing prior to commercially launching our products. We feel confident that we will be able to justify our position and have sought and received sign-off, in the form of an opinion letter on file, from a qualified regulatory consultant. Refer to "Use of International Standard ISO10993-1, Biological evaluation of medical devices Part 1: Evaluation and testing within a risk management Process" for additional information.

The FDA requires, pre-product launch, that the manufacturer prove that packaging and sterilization procedures and materials are effective in ensuring and maintaining effective sterilization. The Company has successfully completed sterilization testing at Steris Corporation, a qualified testing resource. We have not yet finalized our packaging design or begun testing to ensure we are in compliance with the FDA's packaging and sterilization requirements. The Company will be delivering product in an unsterilized form and as such will not have to conduct packaging testing as required for products delivered in pre-sterilized condition to the user.

The Company believes no further FDA clinical trials or pre-approval submissions are required. We believe all remaining pre-launch activities are low risk to complete.

Competition

The primary "competitive challenge / opportunity" will be to convince orthopedic surgeons to move away from Patellar, Hamstring and expensive Allograft (cadaver) reconstruction techniques and adopt Quadriceps grafts as the replacement tendon of choice. We will have significant help in this quest as the evidence builds regarding the advantages of Quadriceps ACL reconstruction. We do not expect to convince the few highly specialized surgeons that work with professional athletes, where cost is no object, to use our technique although some will see value in the instruments themselves.

Our most important task will be to convince mainstream surgeons that using our technique and instruments provides them with the best and most complete solution: a solution that is easy to use, low cost, reliable and delivers better outcomes for their patients at any age. This is where the Company will focus its energy. Product competition is limited as only a handful of companies offer direct or partial alternatives to the solution QuadVantage is bringing to market.

In the U.S., one of the top players in the industry markets a disposable product that aids in the harvest and extraction of a tendon only (no bone plug) Quadriceps graft. QuadVantage, we believe, supports tendon only procedures with a more complete solution and, based on recent clinical findings and industry rhetoric, we believe the market will move away from tendon only transplants as the evidence points to a better result when a bone plug is employed. This competitor has begun to bring attention to the space and earn revenue; they have considerable resources to develop products and services. It will be critical for QuadVantage to enter the U.S. market and establish its position as early as possible.

The Company believes that its Intellectual Property, as it relates to the inclusion of a bone plug in combination with a Quadriceps graft, will make it difficult for others to truly offer a complete competitive solution.

In Europe, there is one mid-level player that the Company would consider a direct competitor. It provides a re-usable instrument and disposable blade solution somewhat similar to the QuadVantage Quadriceps Autograft System. It does not have a significant presence in the U.S. market and its products appear to be more expensive and difficult to use. It has established a small position in the European market.

The Company is aware of one major competitor that has been rumored for some time to be working on a solution for Quadriceps reconstruction surgery. This competitor has entered the market (as of March 2023). The scope and nature of its solution is not fully known at this stage however, based on information the Company has gathered, the Company believes that its solution remains a more complete and effective offering.

QuadVantage expects to be the low-cost provider on a per case cost basis. While the Company's intellectual property portfolio provides some protection, there is no guarantee that current or new competition won't effectively find a way around our patents or improve the cost and performance of their products. In addition, we may lack resources to institute adequate remedies against others who may infringe on our intellectual property. Researchers have also been working for decades to develop artificial tendon materials that could be used in ACL reconstruction surgery. When such an artificial solution will be available and how effective it will be is unknown.

Given the above, while also considering the risk factors noted in this Form C-AR, the Company believes that it is in a good position to acquire market share, particularly in the U.S., if it enters the market quickly.

Litigation

There are no existing legal suits pending or, to the Company's knowledge, threatened against the Company.

Other

The Company's principal address is 6325 Falls of Neuse Rd. Suite 35-122, Raleigh, NC 27615.

DIRECTORS, OFFICERS AND MANAGERS

The directors, officers and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Thomas Gutierrez	President, CEO, CFO and Director	CEO of QuadVantage Technology, Inc. since 2018, Owner and Operator of Obsidian Technology, LLC	BSEE Florida Institute of Technology
Paul L. Burroughs	Chairman of the Board, Founder, non-employee Chief Medical Officer ("CMO")	Orthopedic Surgeon, MD and Lead Partner at The Bone & Joint Surgery Clinic in Raleigh, NC for the last 20 years	BS Biology UNC-CH, MD UNC-CH
Janet Gutierrez	Chief Accounting Officer	Chief Accounting Officer for QuadVantage Technology, Inc. since the Company's formation in 2018	BSBA and MBA from The Ohio State University

Thomas Gutierrez:

40 years of CEO, President, COO and General Management level responsibility leading the development and operation of highly technical public, private and private equity-controlled companies serving the capital equipment, advanced materials, consumables, electronic component, medical and service industries. Entities ranged in size from pre-revenue to $3 Billion in annual revenue. Extensive M&A, IPO and world-wide R&D, Manufacturing, Marketing, Financial and Operations experience. Former CEO of Invensys plc Power Systems, BTR plc Sensors, Xerium Technologies (NYSE), GT Advanced Technologies (NASDAQ), Oliventures, Inc., and President of various Pitney Bowes businesses. Early career as an R&D and manufacturing engineer and manufacturing manager at Harris Semiconductor, Magnavox, Digital Equipment Corporation, Motorola and NCR. In addition to current responsibilities as CEO/CFO of QuadVantage, Mr. Gutierrez runs a consulting business, Obsidian Technology, LLC, of which he is the sole owner.

Paul L. Burroughs, III, MD:

Dr. Paul L. Burroughs, III, a graduate of the University of North Carolina Medical School, has over 20 years of experience as a physician in Orthopedic Surgery and Sports Medicine. He specializes in arthroscopy of the knee and shoulder, advanced joint replacement techniques, knee replacements utilizing Exparel pain management and sports medicine. He also performs partial knee replacements, ACL ligament reconstruction, rotator cuff repairs, reconstruction of shoulder dislocations, and ultrasound guided injections. Dr. Burroughs is certified by the American Board of Orthopedic Surgeons and is published in the American Journal of Sports Medicine and the Journal of Arthroplasty. Dr. Burroughs serves as the Company's non-employee CMO.

Janet Gutierrez:

Ms. Gutierrez has a BSBA (Business and Accounting) and MBA from The Ohio State University and has over 20 years of senior level experience in finance. She served as an Auditor/CPA at Ernst and Whinney (predecessor to E&Y), as Controller at Berwick Steel, Scientific Columbus and Daytronic Corporation and as group Controller at various Invensys plc businesses. Ms. Gutierrez is retired and has served as CFO of various Gutierrez family businesses and as QuadVantage's Chief Accounting Officer.

Indemnification

Indemnification is authorized by the Company to managers, directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees, both located in North Carolina.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company's authorized stock consists of 14.1 Million shares of capital stock, $0.001 par value per share, which consists of 9 Million shares of Class A Voting Common Stock; 3 Million shares of Class B Nonvoting Common Stock; and 2.1 Million shares of Preferred Stock, comprised of 2.1 Million shares of Series CF Nonvoting Preferred Stock. At the filing of this Form C-AR, 1,500,000 shares of Class A Voting Common Stock, 1,506,329 shares of Class B Nonvoting Common Stock and 119,283 shares of Series CF Nonvoting Preferred Stock are issued and outstanding. As of the date of this Form C-AR, the Company has authorized 650,000 options to purchase Class B Nonvoting Common Stock; 281,122 of those options, all of which are fully vested, are issued and outstanding.

Outstanding Capital Stock

The Company's outstanding capital stock consists of:

Type	Series CF Nonvoting Preferred Stock
Amount Authorized	2,100,000
Amount Outstanding	119,283
Par Value Per Share	$0.001
Price Per Share ("Original Issue Price")	$2.50
Voting Rights	None, unless otherwise required by applicable law. The number of authorized shares of Series CF Nonvoting Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Company representing a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.
Anti-Dilution Rights	None
Dividends	Each share of Series CF Nonvoting Preferred Stock shall be entitled to receive a mandatory dividend equal to 5% of the original issue price of $2.50 per share for each share of such series of Preferred Stock, per annum, payable when and as declared by the Board of Directors (the "**Accruing Dividends**"). Any such dividend which is not paid shall accrue annually on each succeeding 12 month anniversary of the date on which the first share of a such series of Preferred Stock was issued by the Corporation. Otherwise, the holders of the Common Stock and Series CF Preferred Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Preference	In the event of the Company's liquidation, or winding up, whether voluntary or involuntary, and in the event of a Deemed Liquidation Event (as defined in the Restated Charter to include, among other things, a merger or consolidation except one in which the shares of our capital stock outstanding immediately prior to such transaction continue to represent (or are exchanges for shares that represent) immediately following such transaction, at least a majority, by voting power, of our capital stock), the holders of shares of Preferred Stock then outstanding shall be entitled to, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one (1) times the Original Issue Price, plus any Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock (plus any Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon) been converted into Common Stock at a conversion rate of one (1) share of Series CF Nonvoting Preferred Stock for one (1) share of Common Stock. After payment of the amounts owed to holders of Preferred Stock that may then be outstanding, the assets of the Company legally available for distribution to stockholders shall be distributed on an equal priority, pro-rata basis to the holders of Class A Voting Common Stock and Class B Nonvoting Common Stock, treated as a single class.
Automatic Conversion	The Series CF Nonvoting Preferred Stock will automatically convert under two circumstances. First, when shares of capital stock of the Company become subject to trading, all of the Series CF Nonvoting Preferred Stock will automatically convert into such stock on a one-to-one basis. In addition, in the event the Board determines in good faith that it is advisable for the Company to utilize a special-purpose vehicle or other entity designed to aggregate the interests of holders of outstanding securities issued pursuant to Regulation CF (a "**CF SPV**") in the future, then all outstanding shares of Series CF Nonvoting Preferred Stock shall automatically be converted into CF SPV equity interests, at a conversion rate of one share of Series CF Nonvoting Preferred Stock for one unit or corresponding membership interest in the CF SPV. You agree in your Subscription Agreement that in the event you do not provide information or execute such documents as may be requested by the Company sufficient to affect such conversion in a timely manner, the Company may repurchase the Shares at a price to be determined in good faith by the Board of Directors.

Other Rights	The Subscription Agreement provides us the right to repurchase the shares of Series CF Preferred Stock you purchase in this Offering (at a price equal to fair market value of the shares as determined in good faith by the Board of Directors of the Company) (1) in the event holders or certain of such holders related parties become subject to certain bad-actor "disqualification events" described in Rule 503 of Regulation Crowdfunding or (2) in the event the Company (or any CF SPV, defined in the Restated Charter) determines it is likely that the Company or any CF SPV may be required to register a class of equity securities due to Section 12(g) or 15(d) of the Securities Exchange Act.
	Except as set forth in the Restated Charter, any of the rights, powers, preferences and other terms of the Preferred Stock set forth in the Restated Charter may be waived on behalf of all holders of all of the shares of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the outstanding shares of Preferred Stock.
	Holders of Series CF Nonvoting Preferred Stock have no preemptive, subscription, or other rights and (other than as described above) there are no redemption or sinking fund provisions applicable to Series CF Nonvoting Preferred Stock. There is no price based antidilution protection associated with the Shares. There are no preemptive or participation rights attached to the Shares.
Percentage ownership of the Company by the holders of such security (*assuming conversion of the Convertible Promissory Notes and exercise of vested options as of March 31, 2023)	2.9%*
Transfer Restrictions	Restricted Securities under Securities Act Bylaw transfer restrictions Bylaw rights of first refusal benefiting Company Subscription Agreement limited repurchase, drag along and market standoff provisions

Type	Class A Voting Common Stock
Amount Authorized	9,000,000
Amount Outstanding	1,500,000
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Other Rights	The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers and privileges of the holders of Preferred Stock. Otherwise, the holders of the Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors. In the event of the Company's liquidation or winding up, whether voluntary or involuntary, subject to the rights of the Series CF Preferred that may then be outstanding, the assets of the Company legally available for distribution to stockholders shall be distributed on an equal priority, pro-rata basis to the holders of Common Stock. Holders of Common Stock have no preemptive, subscription or other rights, and (other than as described above) there are no redemption or sinking fund provisions applicable to Common Stock. There is no price based antidilution protection associated with the shares. There are no preemptive or participation rights attached to the shares.
Anti-Dilution Rights	None
Percentage ownership of the Company by the holders of such security (*assuming conversion of the Convertible Promissory Notes and exercise of vested options as of March 31, 2023)	53.7%*
Transfer Restrictions	Restricted Securities under Securities Act Bylaw transfer restrictions Bylaw rights of first refusal benefiting Company

Type	Class B Nonvoting Common Stock
Amount Authorized	3,000,000
Amount Outstanding	1,506,329
Options Vested and Outstanding, not Exercised	281,122
Par Value Per Share	$0.001
Voting Rights	Non-voting
Anti-Dilution Rights	None
Mandatory Conversion	As determined by Board and approved by 65% of the Class A Voting Common Stock or upon occurrence of our initial public offering.
Other Rights	The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers and privileges of the holders of Preferred Stock. Otherwise, the holders of the Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors. In the event of the Company's liquidation or winding up, whether voluntary or involuntary, subject to the rights of the Series CF Preferred that may then be outstanding, the assets of the Company legally available for distribution to stockholders shall be distributed on an equal priority, pro-rata basis to the holders of Common Stock. Holders of Common Stock have no preemptive, subscription or other rights, and (other than as described above) there are no redemption or sinking fund provisions applicable to Common Stock. There is no price based antidilution protection associated with the shares. There are no preemptive or participation rights attached to the shares.
Percentage ownership of the Company by the holders of such security (*assuming conversion of the Convertible Promissory Notes and exercise of vested options as of March 31, 2023)	43.4%*
Transfer Restrictions	Restricted Securities under Securities Act Bylaw transfer restrictions Bylaw rights of first refusal benefiting Company

The table below lists the beneficial owners of the Company's outstanding voting equity securities, calculated on the basis of voting power.* Dr. Burroughs is the only beneficial owner of more than 20% of Class A Voting Common Stock.

Class A Voting Common Stock Ownership	Outstanding as of March 31, 2023 (*Pre Conversion of Convertible Promissory Notes)	Fully Diluted (*Assumes Conversion of Convertible Promissory Notes as of March 31, 2023)
Paul Burroughs (Company Chairman)	100.0%	70.9%
Other Company Executives	0.0%	0.0%
Other Convertible Note Holders (as a group)	0.0%	29.1%

* Percentage calculations exclude all non-voting securities and securities convertible into non-voting securities.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	2021 Convertible Promissory Notes
Total Principal Amount	$50,000
Original Issuance Date	Between January 2021 and March 2021
Maturity Date	Between January 2024 and March 2024
Interest Rate	7% simple interest, based on a 365 day year
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Automatic conversion upon closing of an equity financing, pursuant to which the Company sells shares of its preferred stock (the "Preferred Stock") with an aggregate sales price of not less than $250,000, excluding any and all indebtedness that is converted in such equity financing. The conversion price shall be a price per share equal to 85% of the price per share paid by the cash purchasers of the Preferred Stock sold in the qualifying offering. Voluntary conversion, at any time, at the option of the holder into shares of Class A Voting Common Stock at a valuation cap of $2.9 Million. Upon a Change of Control event, automatic conversion into Class A Voting Common shares at a valuation cap of $2.9 Million.
Percentage ownership of the Company by the holders of such security (*assuming conversion of the Convertible Promissory Notes and exercise of vested options as of March 31, 2023)	1.8%*

Type	2018 Convertible Promissory Notes
Total Principal Amount	$400,000
Original Issuance Date	Between December 2018 and May 2021
Maturity Date	Between November 2023 and May 2024
Interest Rate	7% simple interest, based on a 365 day year
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Automatic conversion on closing of an equity financing, pursuant to which the Company sells shares of its preferred stock (the "Preferred Stock") with an aggregate sales price of not less than $250,000, excluding any and all indebtedness that is converted in such equity financing. The conversion price shall be a price per share equal to 85% of the price per share paid by the cash purchasers of the Preferred Stock sold in the qualifying offering. Voluntary conversion, at any time, at the option of the holder into shares of Class A Voting Common Stock at a valuation cap of $2.9 Million.
This Percentage ownership of the Company by the holders of such security (*assuming conversion of the Convertible Promissory Notes and exercise of vested options as of March 31, 2023)	15.5%*

Outstanding Debt

The Company has the following debt outstanding as of March 31, 2023:

Type	Promissory Notes
Total Principal Amount	$357,354
Original Issuance Date	Between November 2020 and February 2023
Maturity Date	Between January 2024 through January 2025
Interest Rate	0.15% - 7.0%
Amortization Schedule	None
Description of Collateral	Unsecured

The above Promissory Notes represent loans from Company management as follows:

Paul L. Burroughs, III	$ 85,000
Janet Gutierrez	$ 121,587
Thomas Gutierrez	$ 150,767

Type	Commercial Loan
Total Principal Amount	$500,000
Original Issuance Date	March 22, 2023
Maturity Date	April 5, 2028
Interest Rate	9.50% based on 360 day year
Default Interest Rate	21% based on 360 day year
Amortization Schedule	Interest only payments for the first 12 months of the loan (approximately $4,000 per month). Interest and principal payments (roughly $12,600 monthly) for the remaining 48 months.
Prepayment	No prepayment penalty if prepayments made out of internally generated funds. If prepayments are not made from internally generated funds the penalty is calculated based on a premium percentage that starts at 3% (for year 1), lowers to 2% for year 2 and then falls to 1% for year 3.
Description of Collateral	Substantially all of the Company's assets (all inventory and accounts)
Personal Guarantors	Paul L. Burroughs, III and Thomas Gutierrez have provided a personal guarantee of the loan.

Previous Offerings of Securities

The Company has made the following issuances of securities within the last three years: (USD)

Security Type	Principal Amount of Securities Issued	Number of Securities	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class B Common Stock	$118,567	1,506,329	Operating Expenses	10/2/2018 through 04/09/2020	Section 4(a)(2)
Convertible Notes Series 2018	$400,000	N/A	Operating Expenses	12/14/2018 through 05/07/2021	Rule 506(b)
Options to Purchase Class B Common Stock	N/A (Exercise Price $1.00 Per Share)	90,000*	N/A	1/15/2019 through 8/15/2019	Rule 701
Options to Purchase Class B Common Stock	N/A (Exercise Price $0.01 per share	241,122	N/A	11/01/2020	Rule 701
Unsecured Promissory Notes	$357,354	N/A	Operating Expenses	11/01/2020 through 02/01/2023	Section 4(a)(2)
Convertible Notes Series 2021	$50,000	N/A	Operating Expenses	01/27/2021 through 03/12/2021	Rule 506(b)

* 50,000 options have subsequently been cancelled

Ownership

Fully Diluted Equity Ownership Summary by Share Class & Company Executives*	
CF Non-Voting Preferred	0.2%
Class A Voting Common	67.7%
Class B Non-Voting Common	32.1%
Total	100.0%
Paul L. Burroughs, Chairman & CMO	40.6%
Tom & Janet Gutierrez, CEO/CFO & CAO	15.7%

*Assumes the conversion of all of the Company's outstanding Convertible Promissory Notes into approximately 711,689 shares of Class A Voting Common Stock as of March 31, 2023. Additional shares will be issued, and are not represented herein, for interest that accrues between March 31, 2023 and the actual conversion date of the Convertible Notes. Also assumes that all vested and outstanding options are exercised. Shares of preferred stock held by family members of Paul Burroughs (40,000) and Tom & Janet Gutierrez (900) were excluded from the officers' ownership percentages in this table. The Gutierrez holdings include approximately .5% held by Obsidian Technology, LLC, a company they control.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as **Exhibit A**.

Operations

QuadVantage Technology, Inc. (the "**Company**") was incorporated on October 2, 2018 under the laws of the State of Delaware, and is headquartered in Raleigh, NC. The Company was established with the express goal of improving ACL reconstruction outcomes principally by bringing use of the quad tendon graft into widespread practice by offering the QuadVantage Instrument Set and QV Quad procedure. The Company has not generated any revenues or profits since inception.

Revenue; Net Loss

For the period ending December 31, 2022, the Company had revenues of $0 compared to the year ended December 31, 2021, when the Company had revenue of $0. The Company had net losses of $851,312 for the fiscal year ended December 31, 2022 and net losses of $1,222,273 for the fiscal year ended December 31, 2023. This change was due primarily to a reduction in R&D expenses as the Company transitioned from product development to product commercialization.

Liabilities; Debt

The Company's total short term liabilities totaled $2,355,911 for the fiscal year ended December 31, 2022 and $1,796,792 for the fiscal year ended December 31, 2021. This change is primarily due to increases in deferred wages and payables due related parties, partially offset by the reclassification of promissory notes from short term to long term due to the extension of maturity dates. The Company's total long term debt totaled $428,017 for the fiscal year ended December 31, 2022 and $204,617 for the fiscal year ended December 31, 2021. This change is primarily due to the extension of the promissory note due dates. These amounts do not reflect the $500,000 commercial loan the Company entered into in March 2023 or the $35,000 promissory note it entered into in February 2023.

Cash and Cash Equivalents

The Company has very limited liquidity (Refer to **Exhibit A** for details as of December 31, 2023).

The Company's cash and cash equivalents were $88,943 for the fiscal year ended December 31, 2022 and $6,943 for the fiscal year ended December 31, 2021. The increase was due primarily to proceeds from crowdfunding. As of March 31, 2023, the Company had approximately $170,000 of cash in hand. The Company has set aside $70,000 of the $170,000 for debt servicing.

The Company has only 2 employees (the CEO/CFO and Chief Accounting Officer) who are currently deferring cash compensation. Other than debt service, which ranges from $5,000 per month in January 2023 to $12,000 per month in December 2023, the Company has no other significant fixed costs. The increase in fixed costs during 2023 includes the interest payments on the Company's commercial bank loan (approximately $4,000 per month). While the current cash burn-rate is relatively small, continued operations and progress towards commercialization of the Company's products is dependent, until additional funds are raised, on the continued financial support, in the form of third party loans (such as the commercial loan) and cash loans, provided by its founder (Paul L. Burroughs, III) and its CEO (Tom Gutierrez).

Capital Expenditures and Other Obligations

The Company plans to spend approximately $10,000 per year on capital equipment to support its R&D, Quality and Information Technology requirements.

Material Changes and Other Information

Please see the discussion of subsequent events in **Exhibit A** (Note 10).

TRANSACTIONS WITH RELATED PERSONS, CONFLICTS OF INTEREST AND OTHER MATERIAL TRANSACTIONS AND DISCLOSURES

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

1. The Company relies on and is committed to paying its CEO/CFO (Tom Gutierrez) and its Chief Accounting Officer (Janet S. Gutierrez) a fair market based level of compensation given their experience and the stage of the Company's development. Since 2018, the Gutierrezes have deferred all but $21,000 of the compensation due to them under their employment agreements. As of March 31, 2023 the Company owed the Gutierrezes $623,374 in accrued wages to be paid at a future date and $208,054 in wage related Promissory Notes, including accrued interest. As of March 31, 2023 the Gutierrezes had beneficial ownership of approximately 15.7% of the Company's equity on a fully diluted basis (assuming conversion of all outstanding Convertible Notes and exercise

of vested options). These holdings include approximately .5% held by Obsidian Technology, LLC, a company they control. All of the Gutierrez and Obsidian shares are non-voting. These ownership percentages exclude shares held by one of the Gutierrezes' family members with whom they do not share beneficial ownership.

2. As of March 31, 2023, the Company owed its founder, Dr. Burroughs, $90,807, including the $35,000 borrowed in February 2023, and the Gutierrezes $70,150 in Promissory Notes (CEO/ CMO Notes) inclusive of accrued interest through March 31, 2023. These Promissory Notes are separate from the wage related Promissory Notes discussed above and relate to loans they have made to the Company. As of March 31, 2023, Mr. Burroughs, the Company's founder and Chairman of the Board, had beneficial ownership of approximately 3.9% of the Company's Series CF Nonvoting Preferred Stock, 70.9% of the Company's Class A Shares and 5.5% of the Company's Class B Shares. (In the aggregate, Mr. Burroughs owns 40.6% of the Company's equity on a fully diluted basis (assuming conversion of the Convertible Promissory Notes and exercise of vested options). These ownership percentages exclude shares held by Mr. Burroughs' family members. Mr. Burroughs does not have beneficial ownership of any shares owned by his family members with whom he does not share beneficial ownership.

3. As of March 31, 2023 the Company owed Mr. Burroughs approximately $10,000 and the Gutierrezes (CEO/CMO AP) approximately $211,000, as reflected in Accounts Payable, for expense reports they have filed covering payments they have made on behalf of the Company

4. The Gutierrezes established a series of credit card facilities for the Company that they have guaranteed payment on. The balance on these credit lines on March 31, 2023 was approximately $277,000. The Company currently pays about $6,000 per month to service these credit facilities. Costs to maintain these credit facilities are expected to increase to approximately $7,000 per month in 2023.

5. The Company's business depends on exclusive rights to patents which were licensed to the Company on November 8, 2018, pursuant to a license agreement (the "License Agreement") between the Company and Quadvantage, LLC, a North Carolina limited liability company ("Licensor") controlled and operated by Paul Leach Burroughs, III, our founder and Chairman of the Board. Quadvantage, LLC and QuadVantage Technology, Inc. (the Company) are separate and independent entities. The License Agreement stipulates that the Company is to make quarterly royalty payments to the Licensor in an amount equal to 5% of the Company's net sales as defined in the License Agreement. There are no minimum or maximum levels of royalty currently stipulated by the License. In the case of an acquisition of the Company, Licensor is entitled to 5% of the net proceeds and the obligation to pay royalties on future sales terminates. During the first quarter of 2023 the Company incurred $135 in royalty costs under the License Agreement. Under the terms of the License Agreement the royalties must be remitted to the Licensor by May 31, 2023.

6. Robling Medical, Inc. **("Robling")** serves as the Company's R&D and Manufacturing partner. Robling's controlling shareholders are also the controlling members of MedTech Investments, LLC **("MedTech")**. As of March 31, 2023, MedTech held approximately $121,000, including accrued interest, of the Company's Convertible Notes.

   Robling has been paid approximately $750,000 for its services since 2018. Robling has also extended credit to the Company which was $230,000 at March 31, 2023. Monies due Robling are reflected in Accounts Payable and Accrued Expenses, Related Parties in the Company's audited financial statements.

7. Certain of our related parties and members of their family purchased shares of Series CF Non-Voting Common Stock in the crowdfunding offering. All of these investments were made on the same terms as those offered to the public. Our founders, officers and directors do not have beneficial ownership over any of the shares purchased by their family members. Purchases by the following related persons exceeded 5% of the aggregate amount of capital raised by the Company in the crowdfunding offering:

	Shares Purchased	Percent of Total Crowdfunding Capital Raised
Marshall Burroughs	20,000	16.8%
Peter Burroughs	20,000	16.8%
The BlueVertex	10,000	8.4%

8. On March 22, 2023 the Company obtained a $500,000 commercial loan from First Horizon Bank. The loan is secured by inventory and accounts and is guaranteed by Dr. Burroughs and Mr. Gutierrez.

Material Transactions with third parties that are not related persons and other material disclosures:

1. As of March 31, 2023, TheBlueVertex, LLC held 10,000 shares of the Company's Series CF Nonvoting Preferred Stock and 434,750 shares of the Company's Class B (non-Voting) shares or about 10.8% of the outstanding securities on a fully diluted basis (assuming conversion of the Convertible Notes and exercise of fully vested options). The controlling shareholders of TheBlueVertex are the controlling shareholders of thePlan, a provider of marketing services to the Company. Since 2018 thePlan has extended $135,000 of credit to the Company which is currently reflected in Accounts Payable and Accrued Expenses, Related Parties on the Company's audited financial statements.

2. Mr. Gutierrez served as Chief Executive Officer of GT Advanced Technologies (GTAT), a public NASDAQ traded capital equipment provider to the solar and LED industries from October 2009 to August 2015. In 2013 GTAT entered into what it believed to be a transformative multi-billion dollar deal with Apple to provide Sapphire for its iPhone products. Apple and GTAT were not able to resolve serious contractual and pricing issues that subsequently emerged and, as a result, GTAT was forced to file for bankruptcy protection in October of 2014. Mr. Gutierrez remained CEO until August of 2015 when he retired.

   In April of 2019, Mr. Gutierrez entered into a settlement agreement with the SEC that related to the Apple transaction and subsequent GTAT bankruptcy. Mr. Gutierrez entered into the settlement agreement on a 'no admit nor deny" basis. The order did not include any Officer and Director Bar or other terms which prevent Mr. Gutierrez from participating as a CEO or Director of a public company in any capacity. Details of the settlement agreement, which addressed trading and disclosure issues may be found at https://www.sec.gov/litigation/admin/2019/33-10637.pdf .

Conflicts of Interest

Except as may be described above with respect to related party transactions, to the best of our knowledge the Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations or its securities holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

EXHIBIT A

Financial Statements

Quadvantage Technology, Inc.
A Delaware Corporation

Financial Statements and Independent Auditor's Report

December 31, 2022 and 2021

QUADVANTAGE TECHNOLOGY, INC.

TABLE OF CONTENTS

Page



To the Board of Directors of
Quadvantage Technology, Inc.
Raleigh, North Carolina

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Quadvantage Technology, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not generated revenues or profits since inception, has sustained net losses of $851,312 and $1,222,273 for the years ended December 31, 2022 and 2021, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2022 and 2021. As of December 31, 2022, the Company had an accumulated deficit of $3,432,476, had limited liquid assets to satisfy its obligations as they come due with cash of $88,943 and current liabilities in excess of current assets by $2,158,635. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
April 20, 2023

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

QUADVANTAGE TECHNOLOGY, INC.
BALANCE SHEETS
As of December 31, 2022 and 2021

	2022	2021
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 88,943	$ 6,943
Inventory	93,638	5,543
Prepaid expenses	10,110	8,426
Escrow receivable	4,585	-
Total Current Assets	197,276	20,912
Non-current Assets:		
Related party notes receivable	-	2,348
Property and equipment, net	1,008	1,906
Total Non-current Assets	1,008	4,254
TOTAL ASSETS	$ 198,284	$ 25,166
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accounts payable	$ 817,574	$ 498,140
Accounts payable and accrued expenses, related parties	1,062,461	613,606
Related party notes payable, current portion	-	232,354
Interest payable, current portion	110,876	107,692
Convertible notes payable, current portion	365,000	345,000
Total Current Liabilities	2,355,911	1,796,792
Long-term Liabilities:		
Related party notes payable, net of current portion	322,354	90,000
Interest payable, net of current portion	20,663	9,617
Convertible notes payable, net of current portion	85,000	105,000
Total Long-term Liabilities	428,017	204,617
Total Liabilities	2,783,928	2,001,409
Stockholders' Deficit:		
Preferred Stock: $0.001 par, 2,100,000 shares authorized, 119,283 and 0 shares issued and outstanding, liquidation preference of $298,646 and $0, as of December 31, 2022 and 2021, all respectively.	119	-
Class A common stock: $0.001 par, 9,000,000 shares authorized, 1,500,000 shares issued and outstanding as of both December 31, 2022 and 2021	1,500	1,500
Class B common stock: $0.001 par, 3,000,000 shares authorized, 1,506,329 shares issued and outstanding as of both December 31, 2022 and 2021	1,506	1,506
Additional paid-in capital	843,707	601,915
Accumulated deficit	(3,432,476)	(2,581,164)
Total Stockholders' Deficit	(2,585,644)	(1,976,243)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 198,284	$ 25,166

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

QUADVANTAGE TECHNOLOGY, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2022 and 2021

	2022	2021
Net revenue	$ -	$ -
Operating expenses:		
Sales, general and administrative	446,147	542,462
Research and development	315,794	612,027
Total operating expenses	761,941	1,154,489
Loss from operations	(761,941)	(1,154,489)
Other (expense)/income, net		
Interest income	57	12
Other expenses	(670)	(670)
Interest expense, net	(88,758)	(67,126)
Total other expenses	(89,371)	(67,784)
Provision for income tax	-	-
Net loss	$ (851,312)	$ (1,222,273)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements

QUADVANTAGE TECHNOLOGY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
For the years ended December 31, 2022 and 2021

| | Preferred Stock | | Class A Common Stock | | Class B Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Total Stockholders' Deficit |
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount			
Balance at December 31, 2020	-	$ -	1,500,000	$ 1,500	1,506,329	$ 1,506	$ 397,305	$ (1,358,891)	$ (958,580)
Stock-based compensation	-	-	-	-	-	-	204,610	-	204,610
Net loss	-	-	-	-	-	-	-	(1,222,273)	(1,222,273)
Balance at December 31, 2021	-	-	1,500,000	1,500	1,506,329	1,506	601,915	(2,581,164)	(1,976,243)
Stock-based compensation	-	-	-	-	-	-	-	-	-
Issuance of preferred stock	119,283	119	-	-	-	-	298,089	-	298,208
Offering costs	-	-	-	-	-	-	(56,297)	-	(56,297)
Net loss	-	-	-	-	-	-	-	(851,312)	(851,312)
Balance at December 31, 2022	119,283	$ 119	1,500,000	$ 1,500	1,506,329	$ 1,506	$ 843,707	$ (3,432,476)	$ (2,585,644)

See Independent Auditor's Report and accompanying notes, which are an integral part of these
financial statements.

- 5 -

QUADVANTAGE TECHNOLOGY, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2022 and 2021

	2022	2021
Cash Flows from Operating Activities:		
Net loss	$ (851,312)	$ (1,222,273)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock compensation expense	-	204,610
Inventory write-off	53,296	90,008
Loss on disposal of property and equipment	806	95,002
Depreciation expense	92	212
Changes in operating assets and liabilities:		
(Increase)/Decrease in prepaid expenses	(1,684)	289
(Increase)/Decrease in inventory	(141,390)	(5,543)
Increase/(Decrease) in accounts payable	336,404	445,767
Increase/(Decrease) in accounts payable, related party	431,884	232,151
Increase/(Decrease) in accrued interest	14,230	(7,643)
Net cash used in operating activities	(157,674)	(167,420)
Cash Flows from Investing Activities:		
Proceeds from/(Issuance of) notes receivable	2,348	(2,348)
Cash paid for purchases of property and equipment	-	(2,118)
Cash used in investing activities	2,348	(4,466)
Cash Flows from Financing Activities:		
Proceeds from issuance of preferred stock	291,165	-
Offering costs	(53,839)	-
Proceeds from related party notes payable	-	90,000
Proceeds from convertible notes payable	-	85,000
Cash provided by financing activities	237,326	175,000
Net Change in Cash	82,000	3,114
Cash at Beginning of Year	6,943	3,829
Cash at End of Year	$ 88,943	$ 6,943
Supplemental Disclosure of Cash Flow Information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ 74,528	$ 1,924
Supplemental Disclosure of Non-Cash Financing Activities:		
Preferred stock issued as broker compensation	$ 2,458	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Quadvantage Technology, Inc. (the "Company") is a corporation formed on October 2, 2018 under the laws of the State of Delaware. The Company was established with the express goal of improving ACL reconstruction outcomes principally by bringing use of the quad tendon graft into widespread practice by offering QuadVantage Instrument Set and QV Quad procedure.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. The Company has not yet produced significant revenues and also has unknown impacts from the ongoing COVID-19 pandemic.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. The Company holds cash and cash equivalents in bank deposit accounts at times, may exceed federally insured limits.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the specific identification method. The inventory balances as of December 31, 2022 and 2021 consist of finished goods. The Company records allowance for impairment and obsolescence reserves against its inventory balances as deemed necessary. During the years ended December 31, 2022 and 2021, there were product redesigns and $53,296 and $90,008 of inventory was written of and was included in research and development in the statement of operations, respectively.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Depreciation charges on property and equipment totaled $92 and $212 for the years ended December 31, 2022 and 2021, respectively. The balance as of December 31, 2022 and 2021 has an estimated useful life of 3 years. As of December 31, 2020, the property and equipment had not been placed into service and in 2022 and 2021 there were product redesigns and $806 and $95,002, respectively, were written off and were included in research and development in the statement of operations. The Company's property and equipment consisted of the following as of December 31, 2022 and 2021:

	2022	2021
Tooling, at cost	$ 1,100	$ 2,118
Accumulated depreciation	(92)	(212)
Property and equipment, net	$ 1,008	$ 1,906

Impairment of Long-Lived Assets

The management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on the balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

<u>Fair Value of Financial Instruments</u>

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices inactive markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

<u>Revenue Recognition</u>

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less. To date, the Company has not generated any revenue.

<u>Research and Development Costs</u>

The Company expenses research and development costs as incurred.

Advertising Costs

The Company expenses advertising costs as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Beneficial Conversion Features

Accounting for Convertible Notes and Securities with Beneficial Conversion Features Convertible debt is accounted for under the guidelines established by ASC 470-20, Debt with Conversion and Other Options. ASC 470-20 governs the calculation of an embedded beneficial conversion, which is treated as an additional discount to the instruments where derivative accounting does not apply. The amount of the beneficial conversion feature may reduce the carrying value of the instrument. The discounts relating to the initial recording of the derivatives or beneficial conversion features are accreted over the term of the debt. When beneficial conversion features are based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

<u>Income Taxes</u>

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company pays federal and state taxes at a combined effective tax rate of 23% and has used this rate to derive net deferred tax assets of $736,365 and $494,564 as of December 31, 2022 and 2021, respectively, as presented below. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2022 and 2021, cumulative losses through December 31, 2022, and no history of generating taxable income, which reduced the net deferred tax asset to zero as of December 31, 2022 and 2021 and resulted in an effective tax rate of 0% for the years ended December 31, 2022 and 2021. The increase in the valuation allowance for the year ended December 31, 2022 was $255,710.

	2022	2021
Deferred tax assets:		
Net operating loss carryforward	$ 413,566	$ 302,972
Research and development tax credit carryforwards	103,330	42,792
Accrued wages	189,248	121,848
Accrued interest	30,221	26,952
Total deferred tax assets	736,365	494,564
Valuation allowance	(736,365)	(494,564)
Net deferred tax assets	$ -	$ -

The Company estimates it had net operating loss carryforwards of $1,800,071 and $1,318,703 as of December 31, 2022 and 2021, respectively. The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenues or profits since inception, has sustained net losses of $851,312 and $1,222,273 for the years ended December 31, 2022 and 2021, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2022 and 2021. As of December 31, 2022, the Company had an accumulated deficit of $3,432,476, has limited liquid assets to satisfy its obligations as they come due with cash of $88,943 and current liabilities in excess of current assets by $2,158,635. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations and/or secure additional outside debt or equity financing to meet its obligations.

No assurances can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

NOTE 4: STOCKHOLDERS' DEFICIT

Capital Structure

On August 22, 2022, the Company amended and restated its Articles of Incorporation authorizing 14,100,000 shares of capital stock, of which 9,000,000 shares were designated as Class A Voting Common Stock ("Class A"), 3,000,000 shares were designated as Class B Nonvoting Common Stock ("Class B") (Class A and Class B collectively "Common Stock"), and 2,100,000 shares were designated as Series CF Nonvoting Preferred Stock ("Preferred Stock"), each at a par value of $0.001 per share. Each holder of Class A is entitled to one vote for each share held. Holders of Class B and Preferred Stock do not have voting rights.

Class B are mandatorily converted into Class A upon a 65% vote of the Class A or upon an initial public offering. Preferred Stock are subject to automatic conversion to Common Stock upon Common Stock becoming tradable on a market. Preferred Stock are subject to automatic conversion to stock in a special purpose vehicle if and upon the Company's creation of such.

If and upon a liquidation event (as defined in the Company's articles of incorporation), Preferred Stock are entitled to a liquidation preference payment of the original issuance price of $2.50 per share (with dilution protection adjustments) plus accrued dividends, or payment on an as-converted basis to common stock. After payment of the liquidation preference, any remaining assets are to be distributed ratably to holders of Common Stock. The liquidation preference with accrued dividends amounted to $298,646 as of December 31, 2022.

As of both December 31, 2022 and 2021, the Company had 1,500,000 shares of Class A issued and outstanding. As of both December 31, 2022 and 2021, the Company had 1,506,329 shares of Class B issued and outstanding. As of December 31, 2022 and 2021, the Company had 119,283 and 0 shares of Preferred Stock issued and outstanding.

Stock Issuance

In 2022, the Company has raised $295,208 in an offering of its Preferred Stock pursuant to an offering under Regulation Crowdfunding, where 118,300 shares were issued at $2.50 per share. In conjunction with this offering, the Company issued 983 shares to the portal for the offering as compensation, which were valued and recorded as $2,458 to offering costs. The Company incurred offering costs of $56,297. The Company has an escrow receivable of $4,585 as of December 31, 2022 related to this offering.

NOTE 5: LONG-TERM DEBT

Convertible Notes Payable

From 2018 to 2019, the Company entered into ten convertible promissory notes of varying amounts for total principal of $345,000. In 2020, the Company entered into two additional convertible promissory notes for total principal of $20,000. In 2021, the Company entered into four convertible promissory notes of varying amounts for total principal of $85,000. As of both December 31, 2022 and 2021, $450,000 of principal was outstanding on the convertible notes payable, and no notes had been repaid or converted under the conversion terms. The notes mature in 2023 and 2024 in the amounts of $365,000 and $85,000, respectively.

The notes bear interest at 7% per annum and were due three years from the date of the initial issuance. Upon the maturity date, all outstanding principal and any accrued interest is due. On May 18, 2022, notes that had an initial maturity date prior to November 18, 2023, were extended, all other notes kept their original maturity dates.

The notes are subject to automatic conversion upon a qualified equity financing of the Company's preferred stock in excess of $250,000, where the notes and all accrued but unpaid interest automatically converts into the Company's preferred stock with the same rights, preferences, and privileges as the shares issued in the triggering financing. The conversion rate is a 15% discount to the price per share paid by the cash purchasers in the qualified equity financing. The notes are subject to an optional conversion one year after each note's issuance date, where the principal amount of the note and any accrued interest may be converted at the option of the holder into shares of the Company's Class A Common Stock at a conversion rate determined by dividing the principal and accrued interest by the share price implied by a $2,900,000 pre-money valuation on the Company's fully-diluted capitalization. The Company analyzed the notes for beneficial conversion features, and concluded that no beneficial conversion feature discount should be recorded until if and upon the resolution of the contingency of the qualified equity financing.

Interest accrued on these notes at 7% per annum and amounted to $106,715 and $75,214 as of December 31, 2022 and 2021, respectively. Total interest expense recognized on these notes for the years ended December 31, 2022 and 2021 amounted to $31,500 and $30,745, respectively.

NOTE 6: STOCK-BASED COMPENSATION

Stock Incentive Plan

The Company has adopted the 2018 Stock Incentive Plan (the "Plan"), which provides for the grant of shares of stock options to employees and service providers. Under the Plan, the number of shares of Class B Non-Voting Common Stock reserved for grant was 400,000 shares as of December 31, 2021. During 2022, the Company increased the number of shares reserved for grant to 650,000 shares as of December 31, 2022. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. Stock options comprise all of the awards granted since the Plan's inception. Shares available for grant under the Plan amounted to 368,878 as of December 31, 2022.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards. The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting end date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant.

For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the years ended December 31, 2022 and 2021 are as follows:

	2022	2021
Risk Free Interest Rate	N/A	N/A
Dividend Yield	N/A	N/A
Estimated Volatility	N/A	N/A
Expected Life (years)	N/A	N/A
Fair Value per Stock Option	N/A	N/A

A summary of information related to stock options for the years ended December 31, 2022 and 2021 are as follows:

	2022		2021	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	281,122	$ 0.151	281,122	$ 0.151
Granted	-	$ -	-	$ -
Exercised	-	$ -	-	$ -
Forfeited	-	$ -	-	$ -
Outstanding - end of year	281,122	$ 0.151	281,122	$ 0.151
Exercisable at end of year	281,122	$ 0.151	281,122	$ 0.151
Weighted average grant date fair value of options granted during year	NA		NA	
Weighted average duration to expiration of outstanding options at year-end	7.66		8.66	

The intrinsic value of the outstanding stock options as of December 31, 2022 was $238,711. Stock-based compensation expense of $0 and $204,610 was recognized under FASB ASC 718 for the years ended December 31, 2022 and 2021, respectively. There was unrecognized compensation cost related to stock option awards of $0 as of both December 31, 2022 and 2021.

NOTE 7: RELATED PARTY TRANSACTIONS

Related Party Notes Payable

During 2020 and 2021, the Company entered into promissory notes with its shareholders and related party. The aggregate principal amounts outstanding was $322,354 as of both December 31, 2022 and 2021. The $232,354 obligation incurred in 2020 was non-cash in conversion of accrued compensation and expenses, as discussed below. The notes bear interest at rates ranging from 0.15% to 7% per annum and mature two years from date of issuance. During 2022, all notes were extended January 15, 2024. All unpaid principal, together with the accrued and unpaid interest payable are due and payable upon maturity. Interest expense on these notes was $6,649 and $2,916 for the years ended December 31, 2022 and 2021, respectively. Accrued interest on these notes payable was $9,622 and $2,974 as of December 31, 2022 and 2021, respectively. The notes mature in 2024 in the amount of $322,354.

Related Party Accounts Payable and Accrued Expenses

The Company has incurred obligations to various related party individuals and companies, including deferred compensation since its inception. The total balances due as of December 31, 2022 and 2021 were $1,062,461 and $613,606, respectively.

A related party company charges interest to the Company on its payable balances. The total amounts of accrued interest due on this arrangement was $15,307 and $39,121 as of December 31, 2022 and 2021, respectively. These balances are included in accrued expenses on the balance sheets. Associated interest expense of $46,407 and $32,915 was included in interest expense in the statements of operations for the years ended December 31, 2022 and 2021, respectively.

Related Party Expenses

The incurred expenses with related parties totaling $105,379 and $237,014 for the years ended December 31, 2022 and 2021, respectively, which are included in research and development and general and administrative expenses in the statements of operations. Of the $105,379 of related party expenses incurred for the year ended December 31, 2022, $87,962 were incurred with Robling Medical. Of the $237,014 of related party expenses incurred for the year ended December 31, 2021, $221,264 were incurred with Robling Medical.

Convertible Notes Payable

$140,000 of the convertible notes payable discussed in Note 5 are held by related parties to the Company.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company has implemented this standard effective January 1, 2022 and it did not have an impact on the Company's financial statements.

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity* ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company has implemented this standard effective January 1, 2022.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: COMMITMENTS AND CONTINGENCIES

General

The Company may be subject to pending legal proceedings and government regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

License Agreement

The Company's business depends on exclusive rights to patents which were licensed to the Company on November 8, 2018, pursuant to a license agreement (the "License Agreement") between the Company and Quadvantage, LLC, a North Carolina limited liability company ("Licensor") controlled and operated by Paul Leach Burroughs, III, the Company's founder and Chairman of the Board. Quadvantage LLC and the Company are separate and independent entities. The License Agreement stipulates that the Company is to make quarterly royalty payments to the Licensor in an amount equal to 5% of the Company's net sales as defined in the License Agreement. There are no minimum or maximum levels of royalty currently stipulated by the License Agreement. The Company shall pay to the Licensor an amount equal to 10% of any sublicense revenue. In the case of an acquisition of the Company, the Licensor is entitled to 5% of the net proceeds and the obligation to pay royalties on future sales terminates.

NOTE 10: SUBSEQUENT EVENTS

Related Party Notes Payable

On February 1, 2023, the Company entered into a promissory note with one of its founders totaling $35,000. The note bears interest at 7% per annum and matures on January 31, 2025.

Promissory Note

On March 22, 2023, the Company entered into a 60-month loan agreement with a bank for $500,000. The loan accrues interest at a fixed interest rate of 9.5% annually. Monthly interest only payments begin on May 5, 2023.

Monthly principal and interest payments begin on May 5, 2024 in the amount of $12,595 per month. The loan is is collateralized by substantially all assets of the Company and guaranteed by officers of the Company.

Management's Evaluation

Management has evaluated subsequent events through April 20, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.